SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                              (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                          (Amendment No. ______)*

                            Xpedite Systems, Inc.
                            ---------------------
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                         (Title of Class of Securities)

                               893929100
                               ----------
                             (CUSIP Number)


                          Robert S. Vaters
                     c/o Xpedite Systems, Inc.
                446 Highway 35, Eatontown, New Jersey 07724
                       Telephone (908) 389-3900
                --------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                         February 5, 1997
                         ----------------
             (Date of Event which Requires Filing of this
              Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                   (Continued on following pages)


                        (Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 893929100                                  Page 2 of 18
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Robert S. Vaters
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   15,000

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   15,000

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   15,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   0.2%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                Page 3 of 18
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Roy B. Andersen, Jr.;
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   285,112

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   285,112

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   285,112

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   3.1%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                   Page 4 of 18
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  George Abi Zeid
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   223,150

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   223,150

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   223,150

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   2.4%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                   Page 5 of 18
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Max A. Slifer
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   160,943

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   160,943

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   160,943

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   1.7%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                                SCHEDULE 13D


CUSIP No. 893929100                                   Page 6 of 18
Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Dennis Schmaltz
          S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   160,092

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   160,092

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   160,092

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
SHARES
                    (a) [X]
     Excludes shares beneficially owned by the other individuals joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   1.7%

14.  TYPE OF REPORTING PERSON
                    (a)   IN

                           SCHEDULE 13D



ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Xpedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). The principal executive offices of Xpedite are located at 446 Highway
35, Eatontown, New Jersey 07724.


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by (i) Roy
B. Andersen, Jr., President and Chief Executive Officer of Xpedite,
(ii) Robert S. Vaters, Executive Vice President, Finance and Chief Financial Officer of Xpedite, (iii) Dennis Schmaltz, Vice President, Operations and Engineering of Xpedite, (iv) Max A. Slifer, Executive Vice President, North American Operations of Xpedite, and (v) George Abi Zeid, Executive Vice President, International Operations of Xpedite. Each of Messrs. Andersen, Vaters, Schmaltz, Slifer and Abi Zeid (collectively, the "Reporting Persons") has a business address at 446 Highway 35, Eatontown, New Jersey 07724. None of the Reporting Persons during the last five years (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws. The Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, by reason of their acting together for the purpose of the proposed transaction described in Item 4 below. All of the Reporting Persons are citizens of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common Stock beneficially owned by Mr. Vaters are in the form of shares issuable upon exercise of options that were granted by Xpedite pursuant to the terms of his employment and which are currently exercisable or exercisable within 60 days from the date hereof. The shares beneficially owned by Messrs. Andersen, Slifer and Schmaltz are shares acquired pursuant to exercise of options and other compensation arrangements with the Company since its formation in 1988 and shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days from the date hereof. Mr. Abi Zeid acquired his shares as consideration for the Company's acquisition of Swift Global Communications, Inc. in 1995.

     It is anticipated that the source of funds for the transaction proposed by the Reporting Persons that is described in Item 4 of this filing ("Proposed Transaction") will be a combination of the contribution of a portion of the Reporting Persons' equity holdings in the Company, the issuance of equity securities to UBS Partners, Inc. ("UBS Partners") and Fenway Partners, Inc. ("Fenway"), and financing to be arranged by Union Bank of Switzerland or its affiliated entities.


ITEM 4.   PURPOSE OF TRANSACTION

          Based upon various discussions, the Reporting Persons became aware that certain of the Company's principal stockholders would be interested in entertaining a proposal to dispose of their stock position in the Company and the Reporting Persons were invited to make a proposal which would result in realizing that goal. Certain of the Reporting Persons thereafter engaged in discussions with UBS Partners and Fenway regarding the feasibility of the Reporting Persons, UBS Partners and Fenway making a proposal to acquire all the equity interests in the Company. The Reporting Persons thereafter engaged in discussions with various members of the Board of Directors of the Company regarding their interest in making such a proposal. The Board of Directors, without the participation of Mr. Andersen, appointed a special committee of the Board of Directors of the Company (the "Special Committee"), consisting of Philip A. Campbell and Robert Chefitz, to consider strategic alternatives, and the Special Committee appointed Merrill Lynch to assist it in considering such alternatives.

          On February 7, 1997, the Reporting Persons, UBS Partners and Fenway delivered a written proposal to Mr. Campbell and Mr. Chefitz, as members of the Special Committee, pursuant to which they would acquire the Company in a transaction which would result in the public and non-management stockholders receiving a cash payment of $22.50 for all their shares of Common Stock of the Company and the Company becoming a privately held company to be owned by the Reporting Persons, UBS Partners and Fenway. The Reporting Persons would receive the same cash payment as the public and non-management stockholders for the portion of their equity holdings not contributed as equity in connection with the acquisition. The proposal was conditioned upon the transaction being approved by the Company's Board of Directors, the completion of legal, tax and accounting due diligence and definitive documentation, regulatory approvals, satisfactory completion of due diligence of the Company's foreign affiliates and waivers of the provisions of Delaware General Corporation Law Section 203. The Reporting Persons, UBS Partners and Fenway have indicated that they are prepared to discuss the proposed structure and financing provided the Company agrees to provide UBS Partners and Fenway with a customary topping fee. The offer will expire on March 7, 1997 unless a definitive agreement has been executed by that date.

          In addition, the Reporting Persons are considering a future intention to make an offer to acquire Xpedite Systems Ltd.
and Xpedite Systems GmbH, European affiliates of the Company. The terms of such acquisitions have not yet been determined.

          At the present time, other than the actions described in the preceding paragraph, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Persons may consider any such plans or proposals in the future, if deemed appropriate. If the transaction is consummated it is expected that the membership of the board of directors, charter, bylaws, and capitalization of the Company would be changed and that the Common Stock would no longer be listed on NASDAQ or any other public securities market and that the Common Stock would be deregistered under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) For information with respect to the aggregate number and percentage of Common Stock owned by each of the Reporting Persons, see Rows 11 and 13, respectively, of the cover page for each Reporting Person. The aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Persons by virtue of their being deemed to constitute a "group" is 844,297 shares or 9.16% of the outstanding shares of Common Stock of the Company.

          (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock owned by each of the Reporting
Person, see Rows 7 through 10 of the cover page for each such Reporting Person.

          (c) No transactions in the Common Stock were effected during the past sixty days by any Reporting Person except:

          On January 2, 1997, Mr. Andersen acquired 106,250 shares of Common Stock pursuant to the exercise of incentive stock options at an exercise price of $.50 per share. Mr. Andersen tendered 2,500 shares of Common Stock as payment of the exercise price for the incentive stock options.

          On December 21, 1996 and January 21, 1997, Mr. Andersen acquired 434 shares and 624 shares, respectively, of Common Stock pursuant to the Company's Officers' Contingent Stock Option Plan, valued at $19.50 and $20.75 per share, respectively.

          On December 21, 1996 and January 21, 1997, Mr. Slifer acquired 243 shares and 246 shares, respectively, of Common Stock pursuant to the Company's Officers' Contingent Stock Option Plan, valued at $19.50 and $20.75 per share, respectively.

          On December 21, 1996 and January 21, 1997, Mr. Schmaltz acquired 245 shares and 246 shares, respectively, of Common Stock pursuant to the Company's Officers' Contingent Stock Option Plan, valued at $19.50 and $20.75 per share, respectively.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          See the description contained in Item 4 of the intention of the Reporting Persons. In addition, Mr. Schmaltz has pledged
47,620 shares of Common Stock for a margin account which secures a loan from Prudential Securities Incorporated for $77,000.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1.   Joint filing agreement of the Reporting Persons.

          2. Letter delivered to the Company's Board of Directors setting forth the proposal described in Item 4 hereof.

                             SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1997


                               /s/ Roy B. Andersen, Jr.
                               Roy B. Andersen, Jr.



                               /s/ Robert S. Vaters
                               Robert S. Vaters



                               /s/ Dennis Schmaltz
                               Dennis Schmaltz



                               /s/ Max A. Slifer
                               Max A. Slifer



                               /s/ George Abi Zeid
                               George Abi Zeid

                           EXHIBIT INDEX


                                                              Page
No.

          1.   Joint filing agreement of the Reporting Persons.

          2. Letter delivered to the Company's Board of Directors setting forth the proposal described in Item 4 hereof.